SANLUIS Corporación S.A. de C.V.
Monte Pelvoux 220-8º Piso Lomas de Chapultepec
11000 México, D.F. Tel.: (52) 5229-5800

SANLUIS
CORPORACION

82-2867

SEC MAIL PROCESSING SECTION RECEIVED MAR 06 2003 WASH. D.C. 155

03007315

By FEDEX

March 5, 2003

SECURITIES AND EXHANGE COMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

To whom it may concern

Attached you could find a copy of the Consolidated Financial Information of SANLUIS Corporation, S.A. de C.V., for the Fourth Fiscal Quarter 2002.

Please, confirm the reception of this information with Antonio Olivo to the e-mail address aolivo@sanluiscorp.com.mx or by telephone to the number (525) 55229-5844.

If you have any question or comment, do not hesitate to contact me

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Best Regards

Antonio Olivo
SANLUIS Corporación, S.A. de C.V.

dw 3/13

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** Quarter: **4** Year: **2002**

SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**7,046,623**	**100**	**8,673,021**	**100**
2	**CURRENT ASSETS**	**1,417,791**	**20**	**1,350,246**	**16**
3	CASH AND SHORT-TERM INVESTMENTS	131,665	2	214,968	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	526,936	7	516,319	6
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	254,814	4	140,055	2
6	INVENTORIES	399,717	6	384,766	4
7	OTHER CURRENT ASSETS	104,659	1	94,138	1
8	**LONG-TERM**	**263,708**	**4**	**338,674**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	123,052	2	105,343	1
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	50,199	1	94,838	1
11	OTHER INVESTMENTS	90,457	1	138,493	2
12	**PROPERTY, PLANT AND EQUIPMENT**	**4,051,058**	**57**	**5,918,588**	**68**
13	PROPERTY	1,083,035	15	1,723,928	20
14	MACHINERY AND INDUSTRIAL	4,146,678	59	4,788,845	55
15	OTHER EQUIPMENT	156,608	2	1,525,162	18
16	ACCUMULATED DEPRECIATION	1,551,746	22	2,523,010	29
17	CONSTRUCTION IN PROGRESS	216,483	3	403,663	5
18	**DEFERRED ASSETS (NET)**	**1,314,066**	**19**	**1,065,513**	**12**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**4,650,916**	**100**	**7,090,770**	**100**
21	**CURRENT LIABILITIES**	**1,219,592**	**26**	**4,418,648**	**62**
22	SUPPLIERS	525,531	11	773,234	11
23	BANK LOANS	344,850	7	3,116,875	44
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	0	0	13,994	0
26	OTHER CURRENT LIABILITIES	349,211	8	514,545	7
27	**LONG-TERM LIABILITIES**	**3,347,241**	**72**	**2,551,948**	**36**
28	BANK LOANS	3,335,227	72	2,535,286	36
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	12,014	0	16,662	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**84,083**	**2**	**120,174**	**2**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**2,395,707**	**100**	**1,582,251**	**100**
34	**MINORITY INTEREST**	**1,760,443**	**73**	**991,271**	**63**
35	**MAJORITY INTEREST**	**635,264**	**27**	**590,980**	**37**
36	**CONTRIBUTED CAPITAL**	**2,094,998**	**87**	**2,094,998**	**132**
37	PAID-IN CAPITAL STOCK (NOMINAL)	21,984	1	21,984	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	853,182	36	853,182	54
39	PREMIUM ON SALES OF SHARES	1,219,832	51	1,219,832	77
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(1,459,734)**	**(61)**	**(1,504,018)**	**(95)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	5,295,217	221	5,179,385	327
43	REPURCHASE FUND OF SHARES	492,772	21	492,772	31
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(7,125,721)	(297)	(7,292,006)	(461)
45	NET INCOME FOR THE YEAR	(122,002)	(5)	115,831	7

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**131,665**	**100**	**214,968**	**100**
46	CASH	131,394	100	209,535	97
47	SHORT-TERM INVESTMENTS	271	0	5,433	3
18	**DEFERRED ASSETS (NET)**	**1,314,066**	**100**	**1,065,513**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	268,079	20	321,908	30
49	GOODWILL	462,548	35	550,272	52
50	DEFERRED TAXES	572,626	44	162,843	15
51	OTHERS	10,813	1	30,490	3
21	**CURRENT LIABILITIES**	**1,219,592**	**100**	**4,418,648**	**100**
52	FOREING CURRENCY LIABILITIES	895,152	73	4,050,408	92
53	MEXICAN PESOS LIABILITIES	324,440	27	368,240	8
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**349,211**	**100**	**514,545**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	5,816	2	5,439	1
58	OTHER CURRENT LIABILITIES WITHOUT COST	343,395	98	509,106	99
27	**LONG-TERM LIABILITIES**	**3,347,241**	**100**	**2,551,948**	**100**
59	FOREING CURRENCY LIABILITIES	3,347,241	100	2,551,948	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**12,014**	**100**	**16,662**	**100**
63	OTHER LOANS WITH COST	12,014	100	16,662	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**0**	**100**	**0**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**84,083**	**100**	**120,174**	**100**
68	RESERVES	84,083	100	120,174	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(7,125,721)**	**100**	**(7,292,006)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(111,890)	(2)	(111,890)	(2)
71	INCOME FROM NON-MONETARY POSITION ASSETS	(7,013,831)	(98)	(7,180,116)	(98)

FILE No. 82-2957

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	198,199	(3,068,402)
73	PENSIONS FUND AND SENIORITY PREMIUMS	9,760	15,155
74	EXECUTIVES (*)	16	21
75	EMPLOYERS (*)	1,060	1,485
76	WORKERS (*)	4,504	5,237
77	CIRCULATION SHARES (*)	227,957,568	227,957,568
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**4,364,837**	**100**	**5,016,120**	**100**
2	COST OF SALES	3,302,364	76	3,836,815	76
3	**GROSS INCOME**	**1,062,473**	**24**	**1,179,305**	**24**
4	OPERATING	682,766	16	886,346	18
5	**OPERATING INCOME**	**379,707**	**9**	**292,959**	**6**
6	TOTAL FINANCING COST	565,990	13	294,247	6
7	**INCOME AFTER FINANCING COST**	**(186,283)**	**(4)**	**(1,288)**	**0**
8	OTHER FINANCIAL OPERATIONS	64,229	1	64,190	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(250,512)**	**(6)**	**(65,478)**	**(1)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	70,320	2	(217,037)	(4)
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(320,832)**	**(7)**	**151,559**	**3**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	576	0	(25,013)	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**(320,256)**	**(7)**	**126,546**	**3**
14	INCOME OF DISCONTINUOUS OPERATIONS	494,443	11	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(814,699)**	**(19)**	**126,546**	**3**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	(940,797)	(22)	70,469	1
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	270,680	6	0	0
18	**NET CONSOLIDATED INCOME**	**(144,582)**	**(3)**	**56,077**	**1**
19	NET INCOME OF MINORITY INTEREST	(22,580)	(1)	(59,754)	(1)
20	**NET INCOME OF MAJORITY INTEREST**	**(122,002)**	**(3)**	**115,831**	**2**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**4,364,837**	**100**	**5,016,120**	**100**
21	DOMESTIC	1,087,600	25	1,209,285	24
22	FOREIGN	3,277,237	75	3,806,835	76
23	TRANSLATED INTO DOLLARS (***)	440,464	10	497,202	10
6	**TOTAL FINANCING COST**	**565,990**	**100**	**294,247**	**100**
24	INTEREST PAID	294,645	52	691,613	235
25	EXCHANGE LOSSES	588,234	104	0	0
26	INTEREST EARNED	15,967	3	30,694	10
27	EXCHANGE PROFITS	0	0	132,716	45
28	GAIN DUE TO MONETARY POSITION	(300,922)	(53)	(233,956)	(80)
8	**OTHER FINANCIAL OPERATIONS**	**64,229**	**100**	**64,190**	**100**
29	OTHER NET EXPENSES (INCOME) NET	64,229	100	64,190	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**70,320**	**100**	**(217,037)**	**100**
32	INCOME TAX	33,386	47	24,499	11
33	DEFERED INCOME TAX	24,257	34	(259,262)	(119)
34	WORKERS' PROFIT SHARING	23,669	34	13,616	6
35	DEFERED WORKERS' PROFIT SHARING	(10,992)	(16)	4,110	2

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: 4 YEAR 2002
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	4,462,710	5,205,829
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	4,364,837	5,016,120
39	OPERATION INCOME (**)	379,707	292,959
40	NET INCOME OF MAYORITY INTEREST(**)	(122,002)	115,831
41	NET CONSOLIDATED INCOME (**)	(144,582)	56,077

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(144,582)**	**56,077**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	948,761	72,478
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**804,179**	**128,555**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(538,857)	221,059
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**265,322**	**349,614**
6	CASH FLOW FROM EXTERNAL FINANCING	(927,538)	(78,027)
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(927,538)**	**(78,027)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**616,970**	**(560,974)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(45,246)	(289,387)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	176,911	504,355
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	131,665	214,968

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**948,761**	**72,478**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	304,333	422,665
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	(148,094)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	644,428	(202,093)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(538,857)**	**221,059**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(132,965)	34,810
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(101,789)	76,389
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(4,076)	200,927
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(39,057)	84,930
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(260,970)	(175,997)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(927,538)**	**(78,027)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	1,308,310
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(677,673)	(1,379,964)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	789,706	0
27	(-) BANK FINANCING AMORTIZATION	(1,035,300)	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	(4,271)	(6,373)
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**616,970**	**(560,974)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	842,617	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(183,383)	(512,397)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(42,264)	(48,577)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(3.31)	%	1.12	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(19.20)	%	19.60	%
3	NET INCOME TO TOTAL ASSETS (**)	(2.05)	%	0.65	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(208.13)	%	417.20	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.62	times	0.58	times
7	NET SALES TO FIXED ASSETS (**)	1.08	times	0.85	times
8	INVENTORIES ROTATION (**)	8.26	times	9.97	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	38	days	32	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.97	%	12.19	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	66.00	%	81.76	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.94	times	4.48	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	91.22	%	93.11	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	82.63	%	43.12	%
15	OPERATING INCOME TO INTEREST PAID	1.29	times	0.42	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.94	times	0.71	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.16	times	0.31	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.83	times	0.22	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.30	times	0.19	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	10.80	%	4.87	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	18.42	%	2.56	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(12.35)	%	4.41	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.90	times	0.51	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	(29.72)	%	91.34	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR			QUARTER OF PREVIOUS FINANCIAL YEAR		
		Amount			Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	(0.51)		$	0.46	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	(0.66)		$	0.60	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	(3.15)		$	0.64	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	(5.01)		$	0.36	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	2.79		$	2.59	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		1.24	times		2.97	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		(12.00)	times		8.97	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

LAS CIFRAS AL 31 DE DICIEMBRE DE 2001 (TRIMESTRE AÑO ANTERIOR) INCLUYE LOS RESULTADOS DE LA DIVISIÓN MINAS Y HENDRICKSON (VER NOTA 6)

r24: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES PAGADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS

r26: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES GANADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS

r04: LOS GASTOS DE OPERACIÓN INCLUYEN LA DEPRECIACIÓN Y AMORTIZACIÓN DEL AÑO POR $304,333 EN 2002 Y $422,665 EN 2001 VER RENGLÓN C-13 DEL ESTADO DE CAMBIOS.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

SANLUIS Corporación S.A. de C.V. and subsidiaries
Results for the 4th. Quarter 2002
(Millions of US dollars)

MEXICO CITY - February 25th, 2002. SANLUIS Corporación, S.A. de C.V. (BMV: SANLUIS), a Mexican industrial group that manufactures auto parts, today reported results for the three months ended December 31st, 2002.

§ With an 11% growth in sales volume during 2002, EBITDA improved 53.7% compared to the previous year while margin grew from 11% to sales in 2001 to 16% in 2002
§ SANLUIS finalized its restructuring process at a consolidated level, through a debt reduction of US $164.8 million at a consolidated level and a tenor extension.

Operational Results

The production of automobiles and light trucks in the U.S. rebounded in 2002. As a result, production volume in this market sector rose 10.1% in 2002 to 12.6 million vehicles. Therefore, 11% higher sales levels were achieved in SANLUIS during the year and it allowed us to improve utilization levels of installed capacity and consequently absorb over a larger basis the fixed costs. At the same time were implemented a number of measures to reduce costs and expenses as well as to increase productivity. It was also necessary to reduce personnel by 7%. The sum of these efforts made it possible that EBITDA (earnings before interest, depreciation, amortization and income taxes) margin relative to sales improved from 11% to 16%.
Sales and EBITDA of SANLUIS in the fourth quarter were US $115.9 million and US $18.9 million, respectively. Compared with the same period last year this is 15.4% and 250.0% higher, respectively.
During full year 2002 the respective sales and EBITDA figures were US $441 million and US $69 million, or an 11.1% and 53.7% improvement over 2001.
The suspension business recorded sales during the fourth quarter of US $80.9 million, which places it 4.3% higher than the same sales level than the fourth quarter of last year. As for full year 2002 sales were US $324.9 million, which is equivalent to a 4.4% improvement compared to the same period in 2001.
The Brake business during the last quarter reached sales of US $35.0 million, an increase of 53.5% over the same period in 2001. On a year to year basis sales in the brakes business were US $115.6 million, up 35.2.5% compared to 2001.

The main factors driving the improvement in results in the third quarter 2002 are:
§ Higher auto parts sales as production by our main customers increased in the U.S. market.
§ Higher utilization levels of installed capacity at the plants;
§ Reduced fixed costs thanks to strict cost controls
§ Favorable exchange rate trends.

Restructuring

In December 2002 concluded the cash tender and exchange offer for SANLUIS' 8.875% US $200 million Eurobond with final maturity 2008, as well as the Euro

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

Commercial Paper US $77.5 million and other additional banking debt of approximately US $13.8 million in accordance with the offer launched September 30th, 2002.

Acceptances were tendered for a total amount of US $252.4 million which represented 86.7% of the total debt subject of this offer. This amount included 95% of the Eurobond holders. Of the indicated sum US$ 128.6 million were part of the cash offer and US $ 123.8 million were subject of the exchange offer.

Compared to closing 2001 debt at consolidated level diminished by US$ 164.8 million. Of this amount US $128.6 million was debt issued by SANLUIS and acquired at a discount as part of SANLUIS' cash offer. Debt repayment of various subsidiaries not subject to restructure was US $10.2 million and debt assumed or paid by purchaser's of the Mining Division (Luismin) and hendrickson Rassini was US $26.0 million.

Once the restructure at holdinglevel was completed it was possible to formalize in January 2003 the restructure of the Suspension business, since November was completed the Brake business restructure, and consequently all the debt restructure of SANLUIS at the Holding as well as the Operating businesses was finished.

Therefore, all the numbers presented in this report show the conclusion as well as the acceptance of the restructuring process accomplished in 2002.

Capital Expenditures

Capital expenditures in the fourth quarter were US $5.2 million, and in the full year were US $19 million. The largest investments were made in the Brakes business in order to increase machining capacity to meet additional demand from our customers. The corresponding figures for the previous year were US $5.1 million and US $36 million respectively.

SANLUIS

SANLUIS produces suspensions and brake components for the global automotive industry, with a principal focus on original equipment manufacturers (OEMs).

Suspension products include leaf springs (parabolic and multi-leaf), coil springs, torsion bars, bushings, and stabilizer bars. The Brake Division produces drums and discs.

SANLUIS Rassini has a 90% share of the Mexican market for light truck suspensions and a 62% share of the U.S. and Canadian market. Its solid and diversified client base includes General Motors, Ford, DaimlerChrysler, Nissan, Volkswagen, and Toyota.
In the Brake business, SANLUIS Rassini has an 12% market share in the U.S. and Canada in the disc and drum segment of the light vehicles.

SANLUIS Corporación, S. A. DE C. V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002
NOTE 1 - COMPANY OPERATIONS:

a. Corporate structure

SANLUIS Corporación, S. A. de C. V. (SANLUIS) and its subsidiaries (the company) are engaged in Suspension Group and Brakes Group. sales are basically denominated in US$ dollars.

Autoparts division:

SANLUIS has a wholly-owned subsidiary named SANLUIS Co-inter, S.A. and this has a Wholly-owned subsidiary named SANLUIS Rassini Autopartes, S. A. de C. V. (Rassini Autopartes).

These companies are focused on supplying Original Equipment Manufacturers (OEMs).

b. Business conditions

Consistent with the company's strategy to become a leading supplier in the markets it serves, significant indebtedness was incurred over the last six years to finance capital improvements for the purpose of expanding the production capacity of the Suspension and Brake groups.

In 2001, numerous factors worked against the company's ability to continue to refinance its operations, including the following:

- Slowdown in the North American automotive sector as well as in delays in new platform launches by the OEM customers.
- Increased costs in US$ dollar terms as a result of the fact that the peso appreciated against the US$ dollar.
- Unfavorable market conditions, resulting in the inability to refinance maturing debt, principal payments of which were due in late 2001 and early 2002.

The foregoing, had a material adverse effect on the company's liquidity and ability to service its debts. As a result, SANLUIS ceased making principal payments on its Euro Commercial Paper program and was unable to make the scheduled interest payments due on its Eurobonds. In addition the Brake and Suspension groups had failed to comply with certain ratios contained in various loan agreements.

As explained in detail in Note 4, since September 2001, the company began negotiations with its creditors. It restructured in November 2002 the Brake Group debt, in December 2002 it restructured SANLUIS' debt and January 2003 was formalized the Suspension Group's restructure.

The company formulated a restructuring plan, which included the implementation of cost-cutting measures that will be achieved in 2002 and the sale of non-strategic assets.

c. Sale of shares of subsidiaries and affiliates

i. Quiriego Compañía Minera, S. A. de C. V. (Quiriego)

The SANLUIS investment in the Teck shares (Options), whose market value as of December 31, 2002 amounted to Ps67,349, was accounted for as an investment in marketable securities in short term.

ii. SANLUIS Developments, LLC (SANLUIS Developments)

Pursuant to the terms of the transaction, in June 2001 the equity interest of CCP and AIP was adjusted, and CCP and AIP increased their participation from 49% to 52.4%. However, Rassini Autopartes maintains control of SANLUIS Developments by holding 51% of the voting shares.

iii. Brembo Rassini

On February 6, 2002, Rassini Autopartes entered into a share purchase agreement with Brembo Participations, BV for the sale of 172,295 shares representing 25% of the capital stock of Brembo Rassini, for US$4.4 million. This sale resulted in a loss of Ps5,778, net of expenses

iv. Sale of Mining Division

On june 19, 2002 SANLUIS informs that the sale of its Mining Division, headed by Minas Luismin, S.A. de C.V., to the Canadian company Wheaton River Minerals sale was timely approved by the company's Administration Board and Executive Committee. This is in line with SANLUIS Corporación's strategy of focusing on its auto-parts business. The agreed price to complete Luismin sale went up to US$ 90 million dollars, which comprises US$ 75 million dollars in cash and US$ 15 million dollars as Wheaton River Minerals' common stocks, some of which are subject to a bonus and to a two-year withholding time.

v. Sales of Hendrickson Rassini participation

The sale of the stock-share that SANLUIS Rassini Autopartes had with the company Hendrickson-Rassini, was completed. The sale was made to Hendrickson International that, as on that date, acted like a partner.

The option to sell our stock-share was based on the strategic decision to concentrate our investments on those businesses where we had an effective control of all their stages, including the market, and not like it was the case with Hendrickson-Rassini that worked as a production plant whose commercialization was made by Hendrickson International. Likewise, that plant did not relate to our main business; this is, the Automotive Suspensions market for light vehicles.

This sale is the end of the disinvestments process, and now SANLUIS is focus in the Automotive Suspensions market for light vehicles.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial statements are summarized below:

a. Accounting for the effects of inflation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Mexico (Mexican GAAP) issued by the Mexican Institute of Public Accountants ("MIPA"), and accordingly recognize the effects of inflation on the financial information in accordance with the following rules:

- Inventory and cost of sales are restated using replacement costs.

- Machinery and equipment of foreign origin are restated by applying the general inflation index of the country of origin to the corresponding foreign currency amounts and translating those amounts to pesos at the exchange rate prevailing at the balance sheet date. Property, plant and equipment of local origin are restated by applying factors derived from the National Consumer Price Index ("NCPI").

- The components of stockholders' equity are restated by using factors derived from the NCPI.

- The cumulative loss from holding nonmonetary assets (the net difference between: (i) the restatement of property, plant and equipment of foreign origin, inventories and cost of sales following the procedures described in the previous paragraphs of this note, and (ii) adjustments to the related historical costs based on the NCPI) is included in stockholders' equity.

- The gain in purchasing power from holding monetary assets and liabilities is included in net comprehensive financing cost.

b. Principles of consolidation

The consolidated financial statements include SANLUIS and all subsidiaries under its control. All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents

The company considers all highly liquid investments to be cash equivalents and states them at market value.

d. Inventories and cost of sales

Inventories are stated at estimated replacement cost, as follows:

- Finished products: at the most recent production cost, and

- Raw materials and operating materials: at the most recent purchase price.

FILE No. 82-2867

Amounts so determined are not in excess of market.

Cost of sales is determined by the Last-In, First-Out (LIFO) method.

e. Property, plant and equipment

Property, plant and equipment are restated as mentioned in paragraph a. of this note.

Depreciation is calculated by the straight-line method based on the estimated useful lives of the assets.

f. Investment in affiliates

The investment in affiliates in which the company holds more than 20% but less than 50% equity interest is accounted for by the equity method.

g. Goodwill

The excess of cost over book value of subsidiaries acquired (goodwill) is amortized using the straight-line method over periods of ten and twenty years and restated by applying factors derived from the NCPI.

h. Income tax and employees' statutory profit sharing

Beginning on January 1, 2000 the company adopted Statement D-4 "Accounting Treatment of Income Tax, Asset Tax and Employees' Profit Sharing". Under this statement, deferred taxes are initially recognized for all differences between the book and tax values of assets and liabilities and for tax loss carryforwards and asset tax carryforwards.

i. Labor obligations

Seniority premiums to which employees are entitled upon termination of employment after 15 years of service, as well as the obligations under the company's noncontributory retirement plan for employees, are recognized as expenses of the years in which the services are rendered, through contributions to irrevocable trust funds and the establishment of accruals based on actuarial studies.

Actuarial losses and the transition liability are being amortized over the average remaining service life of the employees expected to benefit from the plan (approximately twenty years).

Other compensations based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, are charged to the results of the year in which such amounts become payable.

j. Transactions in foreign currencies and translation of foreign operations

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and

liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates.

Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income, or are capitalized if they are attributable to exploration projects and/or construction in progress, as part of comprehensive financing cost.

In order to consolidate the Brazilian subsidiaries, the company follows the provisions of Statement B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations". Thus, monetary and nonmonetary assets and liabilities, as well as income and expenses, are converted at the exchange rate in effect on the balance sheet date. Differences arising from the translation of financial statements into Mexican pesos are recorded in stockholders' equity. At December 31, 2002 and 2001, the effects of translating the Brazilian subsidiaries were not material.

l. Comprehensive income

In 2001, Statement B-4 "Comprehensive Income" went into effect. This statement establishes new standards for reporting and displaying comprehensive income and its components in the statement of stockholders' equity. Under this statement, comprehensive income means the net income of the year plus any items required by other statements to be recorded directly in stockholders' equity and which are not capital contributions, reductions or disbursements.
m. Use of estimates

The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

n. Review of the book value of long-lived assets

The company estimates the recoverable value of property, machinery and equipment to be the estimated discounted future net cash flows from the subsidiaries in the aggregate. If the carrying value of the assets exceeds the recoverable value an impairment loss is recognized.

o. Recently issued accounting principlesPrincipios de contabilidad recientemente e

November 2001 the IMCP issued the new Bulletin C-9 "Liabilities, provisions, assets and contingent liabilities and commitments", this substitutes the original Bulletins C-9 and C-12. The rules of this new bulletin are obligatory beginning January 1st, 2003 but it is suggested to use it earlier. This bulletin pursues to set rules for valuation, presentation and disclosure of liabilities and provisions; determine particular valuation rules and revelation of assets and contingent liabilities as well as rules to guide the revelation of commitments established by an entity as part of its normal operations.

FILE No. 82-2857

December 2001 the IMCP issued a new Bulletin C-8 "Intangible assets" it substitutes current Bulletin C-8. Rules of this bulletin are mandatory beginning January 1st, 2003, but it is suggested to use it earlier. The most relevant points of this bulletin are (i) it sets rules and determines specific criteria for the accounting treatment of research and development costs; (ii) pre-operative costs of research and development that have satisfacotorily been identified have to be registered as that period's expenses; and (iii) valuation rules are based on the logical expectation of the assets' life cycle, taking into account the initial valuation of the intangible asset, the recognition of a cost, as well as the expenses incurred at a later stage and the valuation after the initial recognition.

The company administration decided to apply earlier Bulletin C-8 to cancel credits and other intangible assets that did not constitute anymore part of its core business. The company registered in results a $270,680 charge presented in the financial statements as an accumulated effect as a consequence of the application of new accounting principles.

NOTE 3 - FOREIGN CURRENCY POSITION:

At December 31, 2002, the exchange rate was Ps10.3613 to the US dollar

NOTE 4 - SHORT-TERM AND LONG-TERM DEBT AND SUBSEQUENT EVENTS:

Loans and other credits are herewith analyzed:

SANLUIS liabilities restructure

March 1998 SANLUIS issued Eurobonds for a total of US$200 million (Eurobonds), at a fixed rate of 8.875%, payable semiannually, with a single bullet payment March 18, 2008, with a put option at the lender's discretion ("Put Option") March 18, 2003. March 18, 2001 SANLUIS defaulted interest payment, which gave ground to the representative of the Eurobond's holders to request immediate payment of principal and interests. On the same date, SANLUIS also defaulted principal payment of its Euro Commercial Paper Program of US$77.5 million and other financings US$13.8 million.

After renegotiating financings of its subsidiaries, SANLUIS began negotiations to restructure its own debt and August 21st, it signed an agreement in principle with the representative steering committee of its lenders. Terms and conditions to finalize the restructure of its debt were included in a document distributed to its lenders September 30th, 2002 with deadline November 8th of the same year to decide if they accepted the proposed terms. December 13th, 2002 finalized the delivery of lender's acceptances. 87% of holders accepted the proposed terms to restructure debt in the following way:

a. The company repurchased debt, with face value of US$128.6 million, at a discount paying US$45million (US$350 for each US$1,000 of debt).

b. Debt was exchanged for a total of US$123.7 million for new debt of a recently created SANLUIS sub holding called SANLUIS Co-Inter. This company owns 99.99% of SRA shares. For each US$1,000 of old SANLUIS debt holders received:

1. US$384.15 SISA Notes guaranteed by all SRA operative and some non operative subsidiaries. These Notes have final maturity June 30th, 2010 and a fixed annual rate of 8%. Interest shall accrue since July 1st 2002 with annual payments starting March 15th, 2003 subject to SRA and its subsidiaries to generate excess cash flow, if not they will be paid in kind (PIK). Principal amount of these Notes is US$47.5 million.

2. US$615.85 Mandatorily Convertible Debentures in SISA shares with maturity June 30th, 2011 will pay interest at an annual rate of 7%. Interest shall accrue since July 1st, 2002 and will be paid, on a semi annual basis, in kind (PIK). If on maturity of these Notes principal and its interests have not been paid or any default, contemplated in the issuing documents, occured, then holders of these Notes can convert them on a mandatory basis into SISA "B" shares that will represent at all time 51% of the voting shares. Principal amount of these Notes is US$76.2 million, it showed in minority interest in Stock Holder´s Equity .

Of SANLUIS' US$291.3 million total debt were restructured US$252.4 million (87%). SANLUIS records US$39 million debt of lenders that did not accept the above mentioned terms. This amount is reflected in the consolidated balance sheet in short and long term.

Suspension Group debt restructure

April 28th, 2000 Rassini sold to a "Trust" called "Leaf Spring Export Trust 2000" its future receivable rights of the invoices originated by purchase orders from Ford Motor Co., DaimlerChrysler AG., Nissan North America, Inc. and Toyota Motor Manufacturing North America, Inc. The Leaf Spring Export Trust 2000, based on the acquisition of the mentioned rights, obtained a US$175 million loan granted by a bank syndicate (Secured Export Loan - SEL)

As a result of the facts mentioned in Point 1b., on September 30th, 2001 the company did not comply with the financial ratios established in the contract and was not able to make payments of principal of this and other financings beginning November 2001. On that date, debt of the Suspension Division subsidiaries' were US$156.7 million of the SEL and US$77.5 million of other loans.

January 15th 2003 was formalized the debt restructure of the Suspension Group, for a total of USD 234.2 million. Agreement in principle had been reached with 14 banks since March 17th, 2002, as was informed. This achievement is guarantee of stability and continuance of the group's operations and keeping favorable competitive conditions in the northamerican OEM autoparts market, where its products have great acceptance and important market shares with the mayor world OEMs in the automotive industry. As might be recalled, the formalization of the agreement with the bank lenders of the Suspension Group set as a precedent condition that the financial restrucutre of SANLUIS should be in satisfactory terms that guaranteed a reasonable operation of the entire group's businesses. As was informed, that restructure was finalized last December when the tender and exchange offer expired for the old eurobonds, euro commercial paper issued by SANLUIS as well as other loans to exchange for new debt issued by SANLUIS' subsidiary (SANLUIS Co-Inter, S.A. -SISA).

Total debt package shall pay "Eurodollar" interest plus 3.50% until December 2006. After it, applicable margin will be 5.5% unless the company prepays principal by December 2006.

Syndicated Fundimak, S. A. de C. V. (Fundimak) Credit

October 20th 2000, Fundimak obtained a loan for US$40 million to finance the expansion of the Brake Division plants. Caused by lack of compliance with certain financial ratios set in the loan agreement, the company and its banks agreed to modify the loans' terms on December 21st 2001 and November 25th 2002. December 31st, 2002, the outstanding amount was US$34 million at a rate of LIBOR plus a variable spread between 3.00% to 4.25% depending on Fundimak's liability ratios and will be payable in 35 consecutive monthly installments starting August 2003.

NOTE 5 - INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING:

The company's subsidiaries file individual income tax returns. In addition, SANLUIS files a consolidated tax return, which includes all subsidiaries. The Mexican Income Tax Law limits the tax consolidation to 60% of the parent's equity interest.

Taxable income differs from financial pre-tax income mainly because of: (i) the immediate tax deduction of fixed assets, inventory purchases and exploration expenses; (ii) the gain on monetary position; and (iii) other items which are not fully taxable and the effect of certain inflation adjustments for tax purposes.

In accordance with the tax law amendments in effect as from January 1, 2002, the corporate income tax rate will be gradually reduced by 1% per annum beginning in the year 2003 until it reaches 32% in 2005.

NOTE 6 - FINANCIAL STATEMENTS EXCLUDING THE MINING BUSSINES AND HENDRICKSON RASSINI IN ALL PERIODS

SANLUIS Corporación, S.A. de C.V. and Subsidiaries
Consolidated Statements of Income for the twelve months ended December 31th, 2002 and 2001
(in thousands of Mexican Pesos in Purchasing Power of December 31th 2002)
(EXCLUDING HENDRICKSON RASSINI AND LUISMIN IN ALL PERIODS)

	2002	2001
Net Sales	4,364,837	4,001,882
Gross Profit	1,062,473	857,745
Operating Income	379,707	136,883
Net Income	(122,002)	115,830

Consolidated Balance Sheets as of December 31th, 2002
(in thousands of Mexican Pesos in Purchasing Power of December 31th 2002)
(EXCLUDING HENDRICKSON RASSINI AND LUISMIN IN ALL PERIODS)
2002 2001

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

Total current assets 1,417,791 1,096,728
Property, Plant & Equipment, net 4,051,058 3,868,091
Net Assets in discontinuos operation -
1,257,157
Total Assets 7,046,623 8,116,071

Total Current Liabilities 1,219,592 3,887,270
Total Long-term Liabilities 3,431,324 2,646,549
4,650,916 6,533,819

Total consolidated Net Worth 2,395,707 1,582,252

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **4** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos) COQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 ADMINISTRACION Y CONTROL SANLUIS, S.A. DE C.V.	TENEDORA	1,154,494,867	99.99	1,227,398	112,151
2 SANLUIS CO-INTER, S.A.	TENEDORA	4,899,999	99.99	587,496	496,397
3 CORPORACION TURISTICA SANLUIS, S.A. DE C.V.	TENEDORA	397,827,759	99.99	605,734	1,727,273
TOTAL INVESTMENT IN SUBSIDIARIES				**2,420,628**	**2,335,821**
ASSOCIATEDS					
1 BREMBO RASSINI, S.A DE C.V.	PRODUCCION Y VENTA DE DISCOS Y ROTORES	165,315	24.00	8,495	50,199
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**8,495**	**50,199**
OTHER PERMANENT INVESTMENTS					**90,457**
T O T A L					**2,476,477**

NOTES

(1) Se entiende por empresas Subsidiarias a lo que se establece en los términos de los incisos b) y e), y empresas Asociadas en los términos de los incisos f) y g) del párrafo 3 del boletín B-8.
(2) Porcentaje en relación al total de Capital Social pagado en la empresa de referencia.
(3) Para este propósito deberá observarse lo establecido por la disposición cuarta incisos 1 y 2 de la circular 11-10, expedida por la Comisión Nacional Bancaria y de Valores.
(4) En este renglón se deberán especificar el número de Subsidiarias (Asociadas) que integran el renglón de otras Subsidiarias (Asociadas) y los totales de número de acciones, costo de adquisición y valor actual.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2002**

SANLUIS CORPORACION , S. A. DE C. V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	475,529	52,029	423,500	507,449	106,578	824,371
MACHINERY	2,317,350	592,112	1,725,238	1,829,328	694,756	2,859,810
TRANSPORT EQUIPMENT	11,854	4,964	6,890	5,011	5,306	6,595
OFFICE EQUIPMENT	20,070	9,766	10,304	17,715	12,750	15,269
COMPUTER EQUIPMENT	89,001	46,132	42,869	12,957	27,353	28,473
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**2,913,804**	**705,003**	**2,208,801**	**2,372,460**	**846,743**	**3,734,518**
NOT DEPRECIATION ASSETS						
GROUNDS	23,390	0	23,390	76,667	0	100,057
CONSTRUCTIONS IN PROCESS	210,807	0	210,807	5,676	0	216,483
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**234,197**	**0**	**234,197**	**82,343**	**0**	**316,540**
TOTAL	**3,148,001**	**705,003**	**2,442,998**	**2,454,803**	**846,743**	**4,051,058**

FILE No. 82-2867

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4 **CONSOLIDATED**
Final Printing

El total de la columna del Valor en Libros más la Revaluación menos la Depreciación de la Revaluación deberá validar con la cuenta de Activo Fijo Neto del Estado de Situación Financiera (S12).

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits In Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
HSBC Bank plc.(Agent)	20/09/2001	9.00	0	0	0	0	0	0	0	0	197,265	0	0	0	0	0
The Bank of New York (Truste	18/03/2008	8.88	0	0	0	0	0	0	0	0	0	0	0	0	0	123,403
RCA (Restructured Credit Agr	31/12/2008	4.88	0	0	0	0	0	0	0	51,807	0	25,903	176,142	217,588	259,033	1,696,619
Emisión Obligaciones Notas	30/06/2010		0	0	0	0	0	0	0	0	0	0	0	0	0	492,597
Scotia Bank Inverlat	25/06/2006	5.63	0	0	0	34,553	108,792	145,058	63,895	0	0	0	0	0	0	0
The Bank of Tokyo-Mitsubishi	26/02/2003	9.34	0	0	0	0	0	0	0	0	0	4,145	0	0	0	0
Banco Safra	15/08/2006	24.35	0	0	0	0	0	0	0	0	0	94	117	120	56	0
Crédit Agricole Indosuez	30/10/2001		0	0	0	0	0	0	0	0	82,890	0	0	0	0	0
TOTAL BANKS			0	0	0	34,553	108,792	145,058	63,895	51,807	280,155	30,142	176,259	217,708	259,089	2,312,619

FILE No. 82-2867

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits In Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
NICHIMEN			0	0	0	0	0	0	0	0	0	111,991	0	0	0	0
MITSUBISHI CORPO			0	0	0	0	0	0	0	0	0	36,993	0	0	0	0
ACEROS VILLARES			0	0	0	0	0	0	0	0	0	41,210	0	0	0	0
STEELCO MC MASTER INC			0	0	0	0	0	0	0	0	0	18,328	0	0	0	0
SLATER STEELS			0	0	0	0	0	0	0	0	0	9,994	0	0	0	0
MONROE MEXICO, S.A. C.V.			0	0	0	17,202	0	0	0	0	0	0	0	0	0	0
ATLAX, S.A. C.V.			0	0	0	25,063	0	0	0	0	0	0	0	0	0	0
ACEROS RGC			7,265	0	0	0	0	0	0	0	0	0	0	0	0	0
ACEROS FORTUNA, S.A. C.V.			7,849	0	0	0	0	0	0	0	0	0	0	0	0	0
PARTES DE PLASTICO DE MEXICO			0	0	0	10,563	0	0	0	0	0	0	0	0	0	0
TOYOTA TSUSHO AMERICA			0	0	0	0	0	0	0	0	0	5,355	0	0	0	0
MANUFACTURAS CINFUSA			0	0	0	4,928	0	0	0	0	0	0	0	0	0	0
VOLCLAY DE MEXICO, S.A.			0	0	0	5,730	0	0	0	0	0	0	0	0	0	0
FLEXIBLE PRODUCTS			0	0	0	0	0	0	0	0	0	3,947	0	0	0	0
GERDAU, S.A.			0	0	0	0	0	0	0	0	0	6,124	0	0	0	0
MATERIALS PROCESING			0	0	0	0	0	0	0	0	0	3,531	0	0	0	0
ALLEGHENY COATINGS			0	0	0	0	0	0	0	0	0	3,519	0	0	0	0
GENERAL FASTENERS COMPANY			0	0	0	0	0	0	0	0	0	3,368	0	0	0	0
MASIDE, S.A. C.V.			3,760	0	0	0	0	0	0	0	0	0	0	0	0	0
MENIE MACHINE COMPANY			0	0	0	0	0	0	0	0	0	13,255	0	0	0	0
OTROS PROVEEDORES			81,358	0	0	53,271	0	0	0	0	0	50,927	0	0	0	0
TOTAL SUPPLIERS			100,232	0	0	116,757	0	0	0	0	0	308,542	0	0	0	0
OTROS PASIVOS			224,208	0	0	125,003	5,979	3,017	3,018	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			224,208	0	0	125,003	5,979	3,017	3,018	0	0	0	0	0	0	0

FILE No.82-2867

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			324,440	0	0	276,313	114,771	148,075	66,913	51,807	280,155	338,684	176,259	217,708	259,089	2,312,619

NOTES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $10.3613 PESOS POR DÓLAR AMERICANO

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2002**

SANLUIS CORPORACION , S. A. DE C. V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	326,104	3,154,832	0	0	3,154,832
OTHER	59	547	0	0	547
TOTAL	**326,163**	**3,155,379**			**3,155,379**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	149,898	1,437,122	0	0	1,437,122
INVESTMENTS	0	0	0	0	0
OTHER	105,256	1,025,376	0	0	1,025,376
TOTAL	**255,154**	**2,462,498**			**2,462,498**
NET BALANCE	**71,009**	**692,881**			**692,881**
FOREING MONETARY POSITION					
TOTAL ASSETS	**74,296**	**769,802**	**5,814**	**60,242**	**830,044**
LIABILITIES POSITION	**400,660**	**4,151,359**	**8,786**	**91,034**	**4,242,393**
SHORT TERM LIABILITIES POSITION	89,518	927,521	8,786	91,034	1,018,555
LONG TERM LIABILITIES POSITION	311,142	3,223,838	0	0	3,223,838
NET BALANCE	**(326,364)**	**(3,381,557)**	**(2,972)**	**(30,792)**	**(3,412,349)**

NOTES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $10.3613 PESOS POR DÓLAR AMERICANO

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,731,224	7,277,131	5,545,907	0.92	51,022
FEBRUARY	1,849,981	6,661,135	4,811,154	0.00	(2,887)
MARCH	1,648,084	7,311,203	5,663,119	0.51	28,882
APRIL	1,847,271	6,341,762	4,494,491	0.54	24,270
MAY	1,386,138	6,490,663	5,104,525	0.20	10,209
JUNE	1,467,594	6,736,438	5,268,844	0.48	25,290
JULY	2,307,340	6,371,599	4,064,259	0.28	11,380
AUGUST	2,204,594	6,137,735	3,933,141	0.38	14,946
SEPTEMBER	2,144,530	6,088,440	3,943,910	0.60	23,663
OCTOBER	1,544,672	6,922,697	5,378,025	0.44	23,663
NOVEMBER	1,453,626	7,068,503	5,614,877	0.80	44,919
DECEMBER	1,532,223	7,119,641	5,587,418	0.34	37,996
ACTUALIZATION:	0	0	0	0.00	7,569
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**300,922**

NOTES

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: QUARTER: YEAR:
SANLUIS CORPORACION , S. A. DE C. V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FILE No. 82-2857

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
RASSINI XALOSTOC (1)	FABRICACION Y VENTA DE MUELLES	2,621	80
RASSINI P.NEGRAS (1)	FABRICACION Y VENTA DE RESORTES	3,500	72
RASSINI P.NEGRAS (1)	FABRICACION Y VENTA DE MUELLES	4,900	50
RASSINI	FABRICACION Y VENTA DE BARRAS	2,125	78
TORSION BARS (1)	DE TORSION	0	0
SUSPENSIONES RASSINI (1)	FABRICACION Y VENTA DE MUELLES	3,400	80
RASSINI	FABRICACION Y VENTA DE DISCOS,	0	0
FRENOS (1)	TAMBORES Y ROTORES	7,600	90
BYPASA (1)	FABRICACION Y VENTA DE BUJES	35,000	75
MUELLES BRASIL (2)	FABRICACION Y VENTA DE MUELLES	44,000	87
RESORTES BRASIL (1)	FABRICACION Y VENTA DE RESORTES	2,600	88

NOTES

(1) MILES DE PIEZAS ANUALES
(2) TONELADAS ANUALES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **4** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN	DOM. SUBST.	COST PRODUCTION (%)
		SOLERA	MC STEEL TRADE CENTER		64.09
		SOLERA	DUFERCO SLATER STEEL INC. NICHIMEN CANADA INC. TOYOTA TSUSHO AMERICA INC.		83.91
SOLERA	VILLARES GERDAU				59.14
		BARRA REDONDA	STELCO INC.		64.68
		BARRA P/FABRIC. DE	JACKSON TUBE		60.26
		BARRAS DE TORSION	STELCO		
CHATARRA DE 1a. AUTOMOTRIZ			MATERIALS PROCESSING INC. DISTRIBUIDIRA DE ALEACIONES		31.60
	VOLCLAY DE MEXICO SA DE CV				

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **4** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
MUELLES AUTOMOT.							
(PZAS) XALOSTOC	58,265	597,046	18,910	236,867		RASSINI	ARMADORAS AUTOMOT
(PZAS) PIEDRAS NEG.	2,082,302	534,363	25,717	3,252		RASSINI	ARMADORAS AUTOMOT
(PZAS) HENDRICKSON						RASSINI	ARMADORAS AUTOMOT
(PZAS) SUSPENSIONES	3,469,699	843,107				RASSINI	ARMADORAS AUTOMOT
(PZAS) BARRAS DE TORSION PIEDRAS N.	2,063,812	164,701	741,527	44,013		RASSINI	ARMADORAS AUTOMOT
(PZAS) RESORTES HELICOIDALES	3,539,843	160,743	1,389,928	62,447		RASSINI	ARMADORAS AUTOMOT
(PZAS) DISCOS TAMBORES, ROTORES	6,876,000	874,623	3,974,559	391,984		RASSINI	ARMADORAS AUTOMOT
RASSINI FRENOS (TONS) BRASIL	42,011	300,988	34,803	349,037		RNA	ARMADORAS AUTOMOT
TOTAL		3,475,571		1,087,600			

FILE No.82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **4** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
MUELLES AUTOMOT. (PZAS) XALOSTOC			38,589	508,848	E.U.A.	RASSINI	ARMADORAS AUTOMOT
(PZAS) PIEDRAS NEG.			1,942,705	1,004,966	E.U.A. Y CANADA	RASSINI	ARMADORAS AUTOMOT
(PZAS) HENDRICKSON					E.U.A.	RASSINI	ARMADORAS AUTOMOT
(PZAS) SUSPENSIONES			3,468,639	708,567	E.U.A.	RASSINI	ARMADORAS AUTOMOT
(PZAS) BARRAS DE TORSION PIEDRAS N.			1,331,816	148,501	E.U.A.	RASSINI	ARMADORAS AUTOMOT
(PZAS) RESORTES HELICOIDALES			2,083,546	125,585	E.U.A.	RASSINI	ARMADORAS AUTOMOT
(PZAS) DISCOS, TAMBORES, ROTORES RASSINI FRENOS			4,004,300	753,490	E.U.A.	RASSINI	ARMADORAS AUTOMOT
(TONS) BRASIL			2,380	27,280		RNA	ARMADORAS AUTOMOT
TOTAL				3,277,237			

NOTES

El volumen se representa en unidades.
El monto se representa en miles de pesos.
Las ventas de Brasil corresponden a Muelles y Resortes y se consideran nacionales las que se realizan en Brasil y de exportación las que se realizan fuera de éste.

FIL= No.82-2867

STOCK EXCHANGE COD SANLUIS
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: 4 YEAR: 2002

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001**	842,887
Number of shares Outstanding at the Date of the NFEA: (Units)	227,957,568

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
I	0	227,957,568.00	30/12/1899	0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2002

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2002	858,015
Number of shares Outstanding at the Date of the NFEA: (Units)	227,957,568

STOCK EXCHANGE COD **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **1** YEAR: **1997**

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **2001**	842,887
Number of shares Outstanding at the Date of the NFEA : (Units)	227,957,568

FILE No. 82-2867

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE COD SANLUIS QUARTER: 4 YEAR: 2002

RAZON SOCIAL: **SANLUIS CORPORACION , S. A. DE C. V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
I	0	0.00	30/12/1899	0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF	
FISCAL EARNINGS:	0
	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

FILE No. 82-2857

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		9	107,664,450		107,664,450		10,383	
B		9	40,097,706			40,097,706	3,867	
C		9	40,097,706			40,097,706	3,867	
D		9	40,097,706			40,097,706	3,867	
TOTAL			**227,957,568**	**0**	**107,664,450**	**120,293,118**	**21,984**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
227,957,568
SHARES PROPORTION BY :

CPO'S : LAS ACCIONES DE LAS SERIES 'B', 'C' Y 'D' NO COTIZAN INDIVI
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER

FILE No.82-2857

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY** TO **31** OF **DECEMBER** OF **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

ING SERGIO MAURICIO VISINTINI FRESCHI	**C.P. ISABEL OLANO DEL MORAL**
DIRECTOR GENERAL DE FINANZAS Y CFO	**DIRECTOR DE CONTROL DE GESTION**

MEXICO, D.F., AT FEBRUARY 25 OF 2003

FILE No. 82-2857

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: SANLUIS FECHA: 25/02/2003 14:33

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: SANLUIS CORPORACION , S. A. DE C. V.
DO MICILIO: MONTE PELVOUX 220 PISO 8
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 5-229-58-00
FAX: 5-202-6604 **AUTOMATICO:** X
E-MAIL: sanluis@sanluiscorp.com.mx
DIRECCION DE INTERNET www.sanluiscorp.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: SCO960314EE3
DOMICILIO MONTE PELVOUX 220 PISO 8
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE: LIC GUSTAVO ZENIZO GONZALEZ
DOMICILIO: MONTE PELVOUX 220 PISO 8
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 5-229-5800
FAX: 5-202-6604

FILE No. 82-2857

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE EJECUTIVO Y CONSEJERO DELEGADO
NOMBRE: ING ANTONIO MADERO BRACHO
DOMICILIO: MONTE PELVOUX 220 PISO 8
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-229-5800
FAX: 5-202-6604
E-MAIL: amadero@sanluiscorp.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: ING ANTONIO MADERO BRACHO
DOMICILIO: MONTE PELVOUX 220 PISO 8
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: SANLUIS FECHA: 25/02/2003 14:33

TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	amadero@sanluiscorp.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR GENERAL DE FINANZAS Y CFO
NOMBRE:	ING SERGIO MAURICIO VISINTINI FRESCHI
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	svisintini@sanluiscorp.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE FINANZAS CORPORATIVAS
NOMBRE:	ING. JUAN CARROLL DE LA TORRE HENSON
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	jtorre@sanluiscorp.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. GUSTAVO ZENIZO GONZALEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	gzenizo@sanluiscorp.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO PROPIETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. AGUSTIN SANTAMARINA VAZQUEZ
DOMICILIO:	CAMPOS ELISEOS 345 PISO 2
COLONIA:	CHAPULTEPEC POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-279-5414
FAX:	5-280-3458
E-MAIL:	asantamarina@s_s.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRIMER PROSECRETARIO
NOMBRE:	LIC. FERNANDO TODD ALVAREZ
DOMICILIO:	FRANCISCO PETRARCA 133 DESPACHO 401

CLAVE DE COTIZACION: SANLUIS FECHA: 25/02/2003 14:33

COLONIA:	CHAPULTEPEC MORALES
C. POSTAL:	11570
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5203-6333
FAX:	5203-6006
E-MAIL:	info@todd.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. HECTOR AMADOR ADAM
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	hamador@sanluiscorp.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS Y CFO
NOMBRE:	ING. SERGIO MAURICIO VISINTINI FRESCHI
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	svisintini@sanluiscorp.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS CORPORATIVAS
NOMBRE:	ING. JUAN CARROLL DE LA TORRE HENSON
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	jtorre@sanluiscorp.com.mx

STOCK EXCHANGE CODE: QUARTER: YEAR:
SANLUIS CORPORACION , S. A. DE C. V.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

FILE No. 82-2867

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

LAS CIFRAS AL 31 DE DICIEMBRE DE 2001 (TRIMESTRE AÑO ANTERIOR) INCLUYE LOS RESULTADOS DE LA DIVISIÓN MINAS Y HENDRICKSON (VER NOTA 6)

r24: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES PAGADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS

r26: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES GANADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS

r04: LOS GASTOS DE OPERACIÓN INCLUYEN LA DEPRECIACIÓN Y AMORTIZACIÓN DEL AÑO POR $304,333 EN 2002 Y $422,665 EN 2001 VER RENGLÓN C-13 DEL ESTADO DE CAMBIOS.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.